Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

May 10, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 10, 2021 The Nasdaq Stock Market (the "Exchange") received from Honeywell International Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $1.00 per share
1.300% Senior Notes due 2023
0.000% Senior Notes due 2024
2.250% Senior Notes due 2028
0.750% Senior Notes due 2032

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,